Filed Pursuant to Rule 433

Issuer Free Writing Prospectus, Dated August 2, 2017

Relating to Preliminary Prospectus, Dated August 1, 2017

Registration Statement No. 333-218139

RANGER ENERGY SERVICES, INC.

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of Ranger Energy Services, Inc. (the “Company”), dated August 1, 2017 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the information in the Preliminary Prospectus.

Supplemental Offering Information

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Preliminary Estimate of Selected Second Quarter 2017 Financial Results

While financial information as of and for the three months ended June 30, 2017 are not yet available, based on the information and data currently available, our management estimates, on a preliminary basis, that:

•      revenue for the three months ended June 30, 2017 is expected to be approximately between $33.6 million and $33.7 million, compared to $5.6 million for the three months ended June 30, 2016,

•      operating loss for the three months ended June 30, 2017 is expected to be between $4.8 million and $5.4 million, compared to an operating loss of $0.7 million for the three months ended June 30, 2016,

•      net loss for the three months ended June 30, 2017 is expected to be between $6.0 million and $6.5 million, compared to a net loss of $0.9 million for the three months ended June 30, 2016, and

•      Adjusted EBITDA is expected to be between $2.7 million and $3.3 million, compared to Adjusted EBITDA of $0.1 million for the three months ended June 30, 2016 (see below for a definition of Adjusted EBITDA and a reconciliation of estimated Adjusted EBITDA to estimated net loss, its most directly comparable GAAP financial measure).

Our preliminary financial results for the three months ended June 30, 2017 were positively impacted by increases in the number of rigs in our fleet and increased rig utilization in the period. The number of rigs went from an average of 19 rigs during the three months ended June 30, 2016 to an average of 67 rigs during the three months ended June 30, 2017 and our estimated rig utilization as measured by average monthly hours per rig increased from 186 for the three months ended June 30, 2016 to 214 for the three months ended June 30, 2017. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Our Operations — Rig Utilization” for a discussion of our calculation of rig utilization.

We have prepared these estimates on a basis materially consistent with our historical financial results and with our calculation of Adjusted EBITDA as presented in “—Summary Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data Financial Data” and in good faith based upon our internal reporting as of and for the three months ended June 30, 2017. These estimated ranges are preliminary and unaudited and are thus inherently uncertain and subject to change. Neither our independent registered public accounting firm nor any other independent registered public accounting firm or independent accountants have compiled, examined or performed any procedures with respect to the preliminary financial information contained herein or expressed any opinion or given any other form of assurance on this information or its achievability, and no such independent registered public accounting firm or independent accountants assume responsibility for this preliminary financial information. Our independent registered public accounting firm’s reports included elsewhere in this prospectus relate to our audited historical financial statements. Given the timing of these estimates, we have not completed our customary quarterly close and review procedures as of and for the three months ended June 30, 2017, and our actual results for this period may differ from these estimates. During the course of the preparation of our consolidated financial statements and related notes as of and for the three months ended June 30, 2017, we may identify items that could cause our final reported results to be different from the preliminary financial estimates presented above. Important factors that could cause actual results to differ from our preliminary estimates are set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. In addition, these preliminary estimates for the three months ended June 30, 2017 are not necessarily indicative of the results to be achieved for the remainder of 2017 or any future period. We do not expect our combined consolidated financial statements and related notes as of and for the three months ended June 30, 2017 to be publicly announced or filed with the SEC until after this offering is completed.

The following table reconciles Adjusted EBITDA to net loss for the three months ended June 30, 2016 along with the estimated range for the three months ended June 30, 2017. The line items in the table for the three months ended June 30, 2017 are estimates and subject to the qualifications set forth above:

	Three Months Ended June 30, 2017		Three Months Ended June 30,
	High Estimate	Low Estimate	2016

Net Loss	$(6.0)	$(6.5)	$(0.9)
Interest expense, net	1.1	1.1	0.1
Income tax provision	—	—	—
Depreciation and amortization	4.0	4.0	0.9
Equity-based compensation	0.4	0.4	—
Acquisition-related and severance costs	2.4	2.4	—
Costs incurred for IPO-related Services	1.4	1.3	—
Adjusted EBITDA	$3.3	$2.7	$0.1

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The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at (800) 221-1037 or writing to: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, New York, NY 10010; Newyork.prospectus@credit-suisse.com;  Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, Telephone: (800) 747-3924, prospectus@pjc.com; or Wells Fargo Securities, LLC, c/o Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, Telephone: 1-800-326-5897, cmclientsupport@wellsfargo.com.